EXHIBIT 99.1

Changed Capital Structure Within AB Volvo

GOTEBORG, Sweden, May 17, 2005 (PRIMEZONE) -- On April 12, 2005, the Annual General Meeting of AB Volvo decided among other matters to reduce the share capital by SEK 95,021,046 through cancellation without repayment of 3,084,619 Series A shares and 12,752,222 Series B shares that were repurchased by AB Volvo. This matter has now been accomplished.

Furthermore, the Annual General Meeting decided to increase Volvo's share capital by SEK 95,021,046 in a private placement to Carnegie Investment Bank AB through the new subscription of 15,836,841 Series C shares and to reduce the share capital by SEK 95,021,046 through redemption of all Series C shares. These aforementioned measures have now been implemented and registered by the Swedish Companies Registration Office. In conjunction with the latter reduction, an amount of SEK 95,021,046 was allocated to the statutory reserve. AB Volvo's share capital now amounts to SEK 2,554,104,264, distributed among 135,520,326 Series A shares and 290,163,718 Series B shares.

May 17, 2005

For further information, please contact Marten Wikforss, +46 31 66 11 27, +46 705 59 11 49

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 81,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

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